

January 29, 2010

Mr. Larry Olson
President, CEO and CFO
Mine Clearing Corporation
2103 Tyrone Place
Penticton, BC Canada V2A 8Z2

      Re: Mine Clearing Corporation
            Form 10-K for the Fiscal Year Ended August 31, 2009
            Filed December 4, 2009
            File No. 000-52944

Dear Mr. Olson:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that the audit report from your current auditors does not cover the period from September 30, 2005 (inception) to August 31, 2009, although the prior auditors had extended audit coverage to the cumulative information through the end of the prior year in rendering their opinion.

        If the audit conducted by your current auditors did not include the cumulative information, please revise your financial statements to label all of the cumulative data as unaudited. However, if your current auditors have audited that information, either with or without reliance on the work of the prior auditors, you will need to make arrangements to obtain and file in an amendment to your Form 10-K an audit report from your current auditors that is specific in this regard and which complies with AU §§ 508.08 and 543.07, as applicable.

Controls and Procedures, page 41

2.   Please disclose the conclusions of your principal executive and principal financial officers, regarding the effectiveness of your disclosure controls and procedures as of August 31, 2009 to comply with Item 307 of Regulation S-K. Please note that these are different from and incremental to the disclosures required about internal controls over financial reporting under Item 308T of Regulation S-K.

3.   We note that your conclusion on the effectiveness of your internal control over financial reporting makes reference to an assessment date of August 31, 2008. Please update your disclosure to include your assessment as of the end of your most recent fiscal year to comply with Item 308T(a)(3) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Larry Olson
Mine Clearing Corporation
January 29, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief